FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

                                                                                                                       GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with Disclosure and Transparency Rule 3.1.4R(1)(a), I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares ('ADSs') of GlaxoSmithKline plc (the 'Company').

On 31 March 2016, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £14.05 per Ordinary Share, and notional ADSs at a price of $40.53 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 January 2016 to 31 March 2016:

Non Executuve Director                                             Ordinary Shares                  No. of ADSs

Sir Philip Hampton	3,113.879
Professor Sir Roy Anderson	511.566
Vindi Banga	1,512.456
Dr Stephanie Burns		678.178
Stacey Cartwright	378.114
Lynn Elsenhans		1,389.096
Judy Lewent		526.173
Sir Deryck Maughan		1,356.357
Dr Daniel Podolsky		1,227.736
Urs Rohner	467.082
Hans Wijers	378.114

Jesse Goodman was appointed to the Board with effect from 1 January 2016.

In accordance with the share allocation arrangements for Non-Executive Directors, 25% of Jesse Goodman's fees will be retained and will be reinvested in the Company's ADSs at a future date, to be mutually agreed.

The Company and the Non-Executive Directors were advised of these allocations on 1 April 2016.

V A Whyte
Company Secretary

1 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 01, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc